September 29, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ruairi Regan

Re:	AAC Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-197383)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of the proposed public offering of shares of common stock of AAC Holdings, Inc. (the “Company”), hereby join in the Company’s request that the effectiveness of the above-captioned Registration Statement be accelerated to 3:30 p.m. Eastern Time on October 1, 2014, or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, from September 22, 2014 through the date hereof, approximately 955 copies of the Company’s preliminary prospectus dated September 22, 2014 were distributed to underwriters, institutional investors, individuals, dealers, brokers and others.

Please also be advised that we and the other participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Brent Felitto
Name:	Brent Felitto
Title:	Partner

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
Name:	Justin Roman
Title:	Senior Vice President

As Representatives of the Several Underwriters